Fidelis Insurance Announces $50 Million Share Repurchase Authorization
Pembroke, Bermuda December 21, 2023: Fidelis Insurance Holdings Limited (“Fidelis Insurance” or the “Company”) (NYSE:FIHL) today announced that its Board of Directors has approved the adoption of a common share repurchase program of up to $50 million of the Company’s common shares.
The share repurchase program authorizes the purchase of up to $50 million of the Company’s common stock utilizing a variety of methods, including open market purchases, accelerated share repurchases and privately negotiated transactions (the “Program”).
Dan Burrows, Group Chief Executive Officer, said “We are pleased to announce the Board’s approval of this repurchase Program. Building on our strong performance and results through the third quarter, this Program demonstrates our belief in the compelling value of our shares.” Burrows further commented “Our performance through the third quarter has added to our solid capital position, and we are well placed to pursue the significant opportunities we see ahead in the market, while also adding to shareholder value through the repurchase of our shares.”
Under the Program, Fidelis may repurchase shares through open market purchases under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (‘Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.
The timing, as well as the number and value of common shares repurchased under the Program, will be determined by the Company at its discretion and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s common shares, the market price of the Company’s common shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy. The Program may be suspended or discontinued by the Board of Directors at any time.
About Fidelis Insurance Group
Fidelis Insurance is a global (re)insurance company, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility thorough our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.
Safe Harbor Regarding Forward-Looking Statements
This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "demonstrates,” “opportunities,” “belief,” “compelling,” “pursue,” “ahead,” and the negative of these or similar terms and phrases. Examples of forward-looking statements include, among others, statements we make regarding: our strategy, future opportunities, including in respect of opportunities for growth and value creation.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These uncertainties and risks are described in the Company’s IPO prospectus dated June 28, 2023 filed with the Securities and Exchange Commission

(“SEC”) on June 30, 2023, which investors should review together with our periodic reports filed with the SEC from time to time.
Investor Inquiries:
Investor Inquiries can be directed to our Head of Investor Relations, Miranda Hunter, at miranda.hunter@fidelisinsurance.com and also to our Investor Relations email inbox, at IR@fidelisinsurance.com.
Media Inquiries:
Media Inquiries can be directed to our Media Inquiries email inbox, at fidelis@teneo.com.